UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Vocus, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92858J108
(CUSIP Number)

Ahmet H. Okumus c/o Okumus Fund Management Ltd. 767 Third Avenue, 35th Floor New York, NY 10017 Telephone Number 212-201-2640
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	92858J108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Okumus Fund Management Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,926,304

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,926,304

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,926,304

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.35%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	92858J108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ahmet H. Okumus

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,926,304

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,926,304

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,926,304

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.35%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	92858J108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Okumus Opportunistic Value Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,926,304

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,926,304

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,926,304

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.35%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	92858J108

Item 1.	Security and Issuer.

The name of the issuer is Vocus, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 12051 Indian Creek Court, Beltsville, Maryland 20705.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed to report that Okumus Fund Management Ltd., a Cayman Islands exempted company (“Okumus Fund Management”), Ahmet H. Okumus, a citizen of the Republic of Turkey, and Okumus Opportunistic Value Fund, Ltd., a company established under the laws of the British Virgin Islands (the “Opportunistic Value Fund”), each beneficially own 23.35% of the Shares.  Okumus Fund Management, Mr. Okumus and the Opportunistic Value Fund are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b)
The principal business address for Okumus Fund Management and Mr. Okumus is 767 Third Avenue, 35th Floor, New York, NY 10017.  The principal business address of the Opportunistic Value Fund is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola VG 1110.

(c)
Mr. Okumus is the President of Okumus Fund Management, an investment adviser that serves as investment manager of the Opportunistic Value Fund.  Mr. Okumus is also a Director of the Opportunistic Value Fund.

(d)	Mr. Okumus has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital of the Opportunistic Value Fund.  The net investment costs (including commissions, if any) of the Shares directly owned by the Opportunistic Value Fund is approximately $47,761,072.27. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment in the ordinary course of the Reporting Persons' investment activities.

The Reporting Persons believe that the Issuer's financial performance can be improved to create greater value for the Issuer's shareholders and accordingly, have had communication with the Issuer’s management with respect to the process of recommending two individuals to the Issuer’s board of directors.  If the Reporting Persons ultimately decide to pursue such action, the Reporting Persons intend to work with the current board of directors to nominate two individuals as candidates for election to the Issuer’s board of directors.  It is expected that the Reporting Persons will nominate one individual who is associated with the Reporting Persons, and one independent candidate.  It is also anticipated that the Reporting Persons may, from time to time, have discussions with the board of directors and other shareholders of the Issuer with regard to the nomination process and subsequent election of directors.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, Okumus Fund Management, Mr. Okumus and the Opportunistic Value Fund may each be deemed to be the beneficial owners of 4,926,304 Shares, constituting 23.35% of the Shares, based upon 21,096,768 Shares outstanding as of the date hereof.

The Opportunistic Value Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 4,926,304 Shares (the “Opportunistic Value Fund Shares”).  Okumus Fund Management, as the investment manager of the Opportunistic Value Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 4,926,304 Opportunistic Value Fund Shares, and, therefore, Okumus Fund Management may be deemed to be an indirect beneficial owner of the Opportunistic Value Fund Shares.  By virtue of Mr. Okumus’ position as the President of Okumus Fund Management, Mr. Okumus may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 4,926,304 Opportunistic Value Fund Shares, and, therefore, Mr. Okumus may be deemed to be an indirect beneficial owner of the Opportunistic Value Fund Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 2013
(Date)

Okumus Fund Management Ltd.

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: President
Okumus Opportunistic Value Fund, Ltd.

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: Director
Ahmet H. Okumus

/s/ Ahmet H. Okumus

*  Each of Okumus Fund Management Ltd. and Ahmet H. Okumus disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Persons are the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated May 21, 2013, relating to the Common Stock, par value $0.01 per share of Vocus, Inc. shall be filed on behalf of the undersigned.

May 21, 2013
(Date)

Okumus Fund Management Ltd.

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: President
Okumus Opportunistic Value Fund, Ltd.

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: Director
Ahmet H. Okumus

/s/ Ahmet H. Okumus

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
4/24/2013	Common Stock, par value $0.01 per share	923,000		$8.7032
4/24/2013	Common Stock, par value $0.01 per share	1,827,335		$8.7697
4/24/2013	Common Stock, par value $0.01 per share	552,788		$9.1211
4/24/2013	Common Stock, par value $0.01 per share	1,600*		$12.50
4/26/2013	Common Stock, par value $0.01 per share	4,000*		$12.50
4/29/2013	Common Stock, par value $0.01 per share	10,300*		$12.50
4/30/2013	Common Stock, par value $0.01 per share	300*		$12.50
5/01/2013	Common Stock, par value $0.01 per share	1,600*		$12.50
5/02/2013	Common Stock, par value $0.01 per share	60,775		$8.2565
5/03/2013	Common Stock, par value $0.01 per share	39,229		$8.2559
5/06/2013	Common Stock, par value $0.01 per share	28,600		$8.35
5/06/2013	Common Stock, par value $0.01 per share	5,500*		$12.50
5/07/2013	Common Stock, par value $0.01 per share	34,203		$8.35
5/08/2013	Common Stock, par value $0.01 per share	96,670		$8.3014
5/09/2013	Common Stock, par value $0.01 per share	16,604		$8.3354
5/17/2013	Common Stock, par value $0.01 per share	1,323,800*		$12.50

*  The Opportunistic Value Fund, as the writer of three put options contracts, each of which expired on May 18, 2013, acquired the shares by assignment at the strike price of $12.50.

SK 21952 0016 1381705